World Funds Trust N-CSR

EX-99.IND PUB ACCT

June 9, 2023

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Re:	World Funds Trust
File no. 811-22172

Dear Sir or Madam:

We have read Exhibit 13(a)(4) of Form N-CSR of Philotimo Focused Growth and Income Fund, a series of World Funds Trust, dated June 9, 2023, and agree with the statements concerning our Firm contained therein.

We were not engaged to audit, review, or apply any procedures to the adjustments for the correction of the error described in Note 7 and, accordingly, do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Cohen & Co.

Very truly yours,

BBD, LLP